EXHIBIT 99.8
KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Centerra Gold Inc.

We consent to the use of:

●	our report dated February 22, 2024 on the consolidated financial statements of Centerra Gold Inc. (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively the “consolidated financial statements”), and

●	our report dated February 22, 2024 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2023 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such reports above in the Registration Statements (Nos. 333-257489 and 333-271496) on Form S-8 of the Entity.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants
March 28, 2024
Toronto, Canada